Mail Stop 3561

                                                October 6, 2005


W. Douglas Field
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipeline Partners, LP
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 22, 2005
      File No. 333-127578

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Organizational Chart, page 7
1. Please add Boardwalk Pipelines Holding Corp., Boardwalk
Operating
GP, LLC, and GS Pipeline Company, LLC to the organizational chart.


Risk Factors, page 21

The impact of Hurricane Katrina could have a material adverse effect
on our business, financial condition and results of operations, page
24
2. Please refer to comment 2 in our letter dated September 15, 2005.
Please revise the risk factor on page 24 to quantify the costs attributable to the hurricane. Please also revise to describe the Hurricane Katrina-related class action lawsuit in your legal proceedings discussion on page 102, or advise us.

Cash Distribution Policy and Restrictions on Distributions, page
44
3. Please revise the second paragraph that begins, "[t]he information contained in this section...," so that it appears under the overview discussion on page 45.

Rationale for our Cash Distribution Policy, page 44
4. We note you have added the following sentence: "[o]ther than this obligation to distribute available cash on a quarterly basis...our unitholders have no contractual or other legal right to receive distributions." Please move this sentence so that it appears under
"Limitations on Our Ability to Make Quarterly Distributions."

Pro Forma Available Cash, page 51
5. We note that the first sentence does not appear to follow the rest of the discussion in this section. Please revise to expand the disclosure, rather than presenting it as a subheading.

Assumptions and Considerations, page 53
6. We note your response to comment 15 of our letter dated
September
15, 2005 and the inclusion of your disclosure that the assumptions and considerations directly affect Adjusted EBITDA (on a dollar-for-
dollar basis).   It appears that you have identified significant
items which are expected to contribute to individual income
statement
line items rather than the net impact to estimated Adjusted
EBITDA.
We believe that you should provide an overview of all items
expected
to contribute to your estimated Adjusted EBITDA for the 12 months ending June 30, 2006 relative to Adjusted Pro-forma EBITDA for the 12 months ending December 31, 2004 and June 30, 2005. You may aggregate individually insignificant items but we believe that the total of all highlighted items should be presented to explain the total change to your estimated Adjusted EBITDA expected over this period. Where applicable, please indicate where your assumptions related to certain portions of your business will contribute to your estimated Adjusted
EBITDA for the twelve months ending June 30, 2006 at or near the historical amounts reflected in the Adjusted Pro-forma EBITDA for the twelve months ending June 30, 2005 and December 31, 2004.




Results of Operations, page 77
7. We reissue comment 25 in our letter dated September 15, 2005. For each fiscal period, please discuss any operating revenues, costs and expenses in connection with each acquisition. For example, disclose the cost of each acquisition, any expenses attributable to integrating the acquired business, and any revenues attributable to the acquired business.

Years Ended December 31, 2004 and 2003, page 78
Years Ended December 31, 2003 and 2002, page 79
8. We reissue comment 26 in our letter dated September 15, 2005 because it appears that you have only revised the disclosure for the six-month periods ended June 30, 2005 and June 30, 2004. For each fiscal period, please revise to describe the changes in each significant component of revenues and expenses. For example, please discuss the changes in each component of revenues: gas transportation, gas storage and any other sources of revenue. Please further describe the reasons for any material changes. For example, briefly describe the regulatory settlements and regulatory issues, the new contracts, the reduction in benefits expense, the expiration of transportation contracts, the cancelled projects, the transition costs, and the services provided by Loews in 2003.

Industry Overview, page 88
9. We note your response to comment 29 in our letter dated
September
15, 2005. On page 91, we note that you state: "...the Gulf Coast is the target for approximately 67% of the proposed U.S. onshore LNG terminals. Please revise to state the total number of proposed
U.S.
onshore LNG terminals.

Certain Relationships and Related Party Transactions, page 107
10. We reissue comment 31 in our letter dated September 15, 2005. Please quantify the advances and describe the terms of the demand notes and how you will repay the notes prior to the closing of this offering.

Underwriting, page 147
11. We note your response to comment 32 in our letter dated
September
15, 2005. Please confirm that the procedures of any additional members who may engage in any marketing of this offering online have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.


Financial Statements

Unaudited Pro Forma Consolidated Statement of Financial Position,
June 30, 2005, page F-6

1. Please ensure that all footnote annotations presented in your Unaudited Pro Forma Financial Statements reference the appropriate footnote in "Note 2. Pro Forma Adjustments" for all periods presented. In this regard, it appears that the $(28,400) MLP adjustment to cash and cash equivalents presented in your pro forma consolidated statement of financial position as of June 30, 2005 incorrectly references footnote (g) rather than footnote (f). We also note that there is no footnote reference for the similar adjustment to cash and cash equivalents presented in your pro forma consolidated statement of financial position as of December 31, 2004.
Please revise or advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at
(202) 551-3411, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	Alan P. Baden, Esq.
	Michael Swidler, Esq.
	Vinson & Elkins L.L.P.
	Via Facsimile




??

??

??

??

W. Douglas Field
Boardwalk Pipeline Partners, LP
October 6, 2005
Page 1